EXHIBIT 99.1

China Natural Resources Announces 8-to-1 Share Combination

HONG KONG, May 27, 2025 /PRNewswire/ – China Natural Resources, Inc. (NASDAQ: CHNR), a British Virgin Islands (“BVI”) company (the “Company”) today announced that the board of directors of the Company has approved an eight-to-one share combination of issued and outstanding common shares, without par value, of the Company. No shareholders’ approval of the share combination is required pursuant to BVI law. The share combination is expected to be effective at the market opening on June 12, 2025, at which time the Company’s common shares will begin trading on the Nasdaq Capital Market on a combination-adjusted basis. The Company’s common shares will continue to trade under the symbol “CHNR” but with a new CUSIP number, G2110U125.

Upon the effectiveness of the share combination, every eight issued and outstanding common shares will automatically be converted into one issued and outstanding common share. No fractional shares will be issued as a result of the share combination. Instead, any fractional shares that would have resulted from the combination will be rounded up to the next whole share. The share combination affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding common shares, except for adjustments that may result from the treatment of fractional shares. All outstanding options, warrants and other rights to purchase the Company’s common shares will be adjusted proportionately as a result of the share combination.

The share combination is intended to increase the per share trading price of the Company’s common shares to satisfy the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market. Following the share combination, the Company will have approximately 1,233,221 common shares issued and outstanding, exclusive of shares issuable under outstanding options and warrants. The share combination will not affect the number of total authorized common shares of the Company.

About China Natural Resources:

China Natural Resources, Inc. (NASDAQ: CHNR) is currently a holding company that operates in exploration and mining business. Upon the completion of Precise Space-Time Technology disposition on July 28, 2023, the Company is engaged in the acquisition and exploitation of mining rights in Inner Mongolia, including exploring for lead, silver and other nonferrous metal, and is actively exploring business opportunities in the healthcare and other non-natural resource sectors. In 2023, China Natural Resources agreed to acquire Williams Minerals, which operates a lithium mine in Zimbabwe, for a maximum consideration of US$1.75 billion. Currently, we are actively working with all involved parties to close the deal as soon as possible. Williams Minerals is owned by China Natural Resources’ controlling shareholder, Feishang Group Limited, and a non-affiliate, Top Pacific (China) Limited.

Forward-Looking Statements:

This press release contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including the risk factors discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on the SEC’s website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these risk factors. Other than as required under the applicable securities laws, the Company does not assume a duty to update these forward-looking statements.

For more information please contact:

Zhu Youyi, Chief Financial Officer

Phone: 011-852-2810-7205

cfo@chnr.net